FILED BY:  MID ATLANTIC MEDICAL SERVICES, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
             AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE
                                                                     ACT OF 1934

                           SUBJECT COMPANY:  MID ATLANTIC MEDICAL SERVICES, INC.
                                                     COMMISSION FILE NO. 1-13340


                          IMPORTANT MERGER INFORMATION
                          ----------------------------

      In connection with the proposed transaction, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement that contains a definitive proxy statement/prospectus, which was filed on January 20, 2004. The definitive proxy statement/prospectus will be sent to holders of MAMSI common stock. Holders of MAMSI common stock are urged to read the definitive proxy statement/prospectus and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about UnitedHealth Group, MAMSI and the transaction. The definitive proxy statement/prospectus is available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov. In addition, you may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205. You may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300.

      UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

      MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus.

      This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

      This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

                                   MEMORANDUM

TO:            All MAMSI Option Holders

DATE:          January 14, 2004

RE:            Exercise of Stock Options

================================================================================

      THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

           The purpose of this memorandum is to outline the different methods that will be available to option holders to exercise their MAMSI stock options as MAMSI approaches the proposed Merger (the "Merger") with UnitedHealth Group Incorporated ("UHG"). Except as specifically noted, the procedures outlined below are applicable to all holders of outstanding MAMSI stock options whether or not the option holder is an employee, officer or director of MAMSI.

Exercise of Options Prior to the Merger
---------------------------------------

           All outstanding MAMSI stock options will continue in accordance with their terms pending the closing of the Merger. This includes the vesting schedule, the term of exercise, the procedure for exercise and all other terms and conditions. This means that stock options that are now vested or become vested before the Merger occurs may be exercised at any time prior to the closing of the Merger by paying the exercise price in cash or in MAMSI stock, or by utilizing MAMSI's brokered cashless exercise program through Smith Barney. These regular procedures, however, may need to be limited in the final days preceding the closing of the Merger. More information about MAMSI's regular procedures can be obtained by contacting Ellen Hurtt at 301.294.5077. (Of course, corporate officers and directors must observe MAMSI's trading policies when exercising options and selling stock.)

           All option exercises will be a taxable event, and option exercises by employees will be subject to Federal and state withholding taxes. Accordingly, each employee will need to take into account payment of withholding taxes in connection with selecting the manner in which he or she exercises an option.

           If an option is exercised prior to the Merger other than through MAMSI's regular brokered cashless exercise procedure, the shares of MAMSI common stock that the option holder acquires and that are not otherwise sold prior to the closing of the Merger will automatically be converted at the closing into the Merger consideration received by all stockholders, which is a combination of UHG common stock and cash as described below.

Exercise Of Options in Connection with the Merger
-------------------------------------------------

           In accordance with the terms of the Merger agreement and MAMSI's stock option plans, all outstanding, unvested stock options at the time of the Merger will become vested in connection with the closing of the Merger. These options will be exercisable in connection with the closing of the Merger under the "special net cashless" procedures described below. Previously vested options, if not exercised prior to the Merger under the current procedures, may also be exercised immediately prior to the closing of the Merger under the "special net cashless" procedures described below.

"Special Net Cashless" Exercise Procedure
-----------------------------------------

           The Merger agreement with UHG provides that, in connection with the Merger, MAMSI option holders will be provided with the opportunity (except as limited below) to exercise all stock options, vested and unvested, on a "net cashless" basis. This means that, while all shares subject to the option will be treated as being exercised on a gross basis, the option holder will not be required to tender the exercise price in cash or common stock; instead MAMSI will deduct shares with a value equal to the aggregate exercise price from the total number of shares otherwise deliverable upon exercise of the option on a gross basis, so that the option holder receives only the "net" shares. By signing the enclosed election form, the option holder will direct that such shares be delivered to MAMSI from the MAMSI Stock Compensation Trust to satisfy the option holder's obligation to pay the exercise price. No certificates for the MAMSI shares will actually be delivered to option holders, as these shares will be retained by MAMSI and automatically exchanged in the Merger for UHG shares and cash as described below. This differs from MAMSI's regular brokered cashless exercise procedure where, upon exercise of the stock options, the option holder receives cash for the difference between the exercise price of the option and the value of MAMSI common stock (less commissions and any applicable Federal and state withholding taxes).

           In order to take advantage of the "special net cashless" exercise procedure for exercising vested or unvested options, an option holder must notify MAMSI of such election by completing and returning the attached Election Form to Ellen Hurtt at 301.294.5077. The period for notification of MAMSI of such election begins as of the date of this memorandum and will end at 5 p.m. Eastern Standard Time on February 4, 2004. Please make every effort to return the Election Form as soon as possible. Any Election Forms that are not timely received will be disregarded. Of course, holders of vested options may continue to exercise vested stock options under the regular procedures for exercise prior to the closing of the Merger. These regular procedures, however, may need to be limited in the final days preceding the closing of the Merger. Options that vest solely because of the Merger will not be eligible to use the regular brokered cashless exercise feature, but may be exercised by using the other regular exercise procedures of tendering MAMSI stock or cash for the exercise price.

           All exercises of options that become vested in connection with the closing of the Merger, and all exercises of vested options exercised on a "special net cashless" basis, will be contingent upon the occurrence of the closing of the Merger. If for some reason the Merger is not completed, all such conditional exercises will be cancelled and the options will continue under their original terms.

           Finally, due to certain limitations of the Merger, it is possible that MAMSI may be required to cancel the "special net cashless" exercise procedure or limit the extent to which the procedure may be used. In the event this occurs, MAMSI will notify all option holders of the cancellation as soon as possible and will inform option holders of alternative option exercise arrangements that will be available.

Receipt of Merger Consideration; Special Cash Election
------------------------------------------------------

           At the time of closing of the Merger, all shares of MAMSI common stock acquired upon the exercise of options through MAMSI's regular procedures (and not resold), as well as all shares of MAMSI common stock acquired in connection with the closing of the Merger under the "special net cashless" exercise procedure, will be exchanged for Merger consideration. The Merger consideration will consist of a combination of UHG common stock and cash on the same basis as applies for all MAMSI stockholders in the Merger. This is described more fully in the proxy statement/prospectus for the Merger that has been filed with the SEC, and which is available from MAMSI upon request.

           Tax withholding also applies to the exercise of the stock options made in connection with the Merger. As a result, when an option holder receives MAMSI common stock that is converted into the right to receive Merger consideration, to the extent possible, tax withholding will be satisfied out of the cash portion ($18 per share) of the Merger consideration. Any additional required withholding will be satisfied by a sale in the open market of shares of UHG common stock received as Merger consideration to the extent necessary to satisfy the withholding obligation.

           Option holders who do not wish to retain the Merger consideration to be received upon exercising options in connection with the Merger may make a further election to have their UHG shares received upon closing of the Merger sold for cash in the open market. This election should be made by completing the appropriate section on the attached Election Form. If such an election is made, the UHG shares received upon the exercise of options will be sold in the open market promptly following the closing of the Merger, and the option holder will receive a single cash payment based upon the market price of the UHG common stock at the time of the sale and the cash component of the Merger consideration. Tax withholding will be satisfied out of the aggregate cash amount otherwise payable to the option holder.

Cancellation of Unexercised Options
-----------------------------------

           Under the MAMSI stock option plans and the Merger agreement, all stock options, whether vested or unvested, that are not exercised prior to the closing of the Merger, will be cancelled, and no consideration will be paid to the option holders for these options. THUS, IN ORDER TO RECEIVE PAYMENT UNDER OUTSTANDING STOCK OPTIONS, OPTION HOLDERS MUST EXERCISE THEIR OPTIONS PRIOR TO THE CLOSING OF THE MERGER UNDER ONE OF THE METHODS DESCRIBED IN THIS MEMORANDUM.

Questions/Additional Information
--------------------------------

           Any questions concerning this Memorandum or the Election Form, including the procedures for exercise of MAMSI stock options and the "special net cashless" exercise procedure, should be directed to Ellen Hurtt at
301.294.5077. MAMSI will provide additional information to option holders as the completion of the Merger draws closer.

                       MID ATLANTIC MEDICAL SERVICES, INC.
                       -----------------------------------

                           STOCK OPTION ELECTION FORM
                           --------------------------

      ELECTION TO PARTICIPATE IN "SPECIAL NET CASHLESS" EXERCISE PROCEDURE
      --------------------------------------------------------------------


PART A:  SPECIAL NET CASHLESS EXERCISE PROCEDURE (CHOOSE ONE)
-------------------------------------------------------------

By checking the appropriate box below, you will elect to the extent to which you will participate in the "special net cashless" exercise procedure as described in the memorandum dated January 14, 2004.

      [ ] I hereby elect to participate in the "special net cashless" exercise procedure as to ALL of my outstanding MAMSI stock options, vested and unvested, that are outstanding immediately prior to the closing of the proposed merger with UHG.

      [ ] I hereby elect to participate in the "special net cashless" exercise procedure only as to my outstanding MAMSI stock options identified below. This election can be made for vested and unvested options:

           ---------------------------------------------------------------------
               Number of MAMSI      Date of Grant               Exercise Price
                   Shares
           ---------------------------------------------------------------------
           1.                                              $
           ---------------------------------------------------------------------
           2.                                              $
           ---------------------------------------------------------------------
           3.                                              $
           ---------------------------------------------------------------------
           4.                                              $
           ---------------------------------------------------------------------
           5.                                              $
           ---------------------------------------------------------------------
           6.                                              $
           ---------------------------------------------------------------------
           7.                                              $
           ---------------------------------------------------------------------

      [ ] I hereby do not elect to participate in the "special net cashless" exercise procedure. I intend to exercise my outstanding MAMSI stock options prior to or upon the closing of the proposed merger with UHG by paying the exercise price in cash or in MAMSI stock, or by utilizing MAMSI's brokered cashless exercise program through Smith Barney.

PART B:  SALE OF UHG SHARES AT CLOSING (CHOOSE ONE)
---------------------------------------------------

By checking the appropriate box below, you will elect the extent to which the UHG shares received upon closing of the proposed merger with UHG in respect of your outstanding MAMSI stock options at the time of the merger will be sold for cash in the open market, as described in the memorandum dated January 14, 2004.

      [ ] Upon the exercise of my MAMSI stock options in connection with the proposed merger with UHG, I hereby elect to sell for cash in the open market all of the UHG shares received for such options upon the closing of the merger. I understand that my sale proceeds will be based upon the sales price for the UHG shares in the open market transaction.

      [ ] Upon the exercise of my MAMSI stock options in connection with the proposed merger with UHG, I hereby elect to sell for cash in the open market only the UHG shares received for such options upon the closing of the merger as identified below:

           ---------------------------------------------------------------------
               Number of MAMSI      Date of Grant               Exercise Price
                   Shares
           ---------------------------------------------------------------------
           1.                                              $
           ---------------------------------------------------------------------
           2.                                              $
           ---------------------------------------------------------------------
           3.                                              $
           ---------------------------------------------------------------------
           4.                                              $
           ---------------------------------------------------------------------
           5.                                              $
           ---------------------------------------------------------------------
           6.                                              $
           ---------------------------------------------------------------------
           7.                                              $
           ---------------------------------------------------------------------

           I understand that my sale proceeds will be based upon the sales price for the UHG shares in the open market transaction.

      [ ] Upon the exercise of my MAMSI stock options in connection with the proposed merger with UHG, I hereby elect to sell NONE of the UHG shares received for such options upon the closing of the merger.

         --------------------------------------------------------------

      I UNDERSTAND THAT ALL OF MY OUTSTANDING MAMSI STOCK OPTIONS, WHETHER VESTED OR UNVESTED, THAT ARE NOT EXERCISED IN A MANNER DESCRIBED IN THE MEMORANDUM DATED JANUARY 14, 2004 WILL BE CANCELLED, AND NO CONSIDERATION WILL BE PAID TO ME FOR SUCH OPTIONS.

      I UNDERSTAND THAT ALL EXERCISES OF MY MAMSI STOCK OPTIONS THAT BECOME VESTED IN CONNECTION WITH THE CLOSING OF THE PROPOSED MERGER WITH UHG, AND ALL EXERCISES OF MY VESTED MAMSI STOCK OPTIONS EXERCISED ON A "SPECIAL NET CASHLESS" BASIS, WILL BE CONTINGENT UPON THE OCCURRENCE OF THE CLOSING OF THE PROPOSED MERGER WITH UHG. IF FOR SOME REASON THE PROPOSED MERGER WITH UHG IS NOT COMPLETED, ALL SUCH CONDITIONAL EXERCISES WILL BE CANCELLED AND THE OPTIONS WILL CONTINUE UNDER THEIR ORIGINAL TERMS. IN ADDITION, I UNDERSTAND THAT, DUE TO CERTAIN LIMITATIONS OF THE PROPOSED MERGER WITH UHG, IT IS POSSIBLE THAT MAMSI MAY BE REQUIRED TO CANCEL THE "SPECIAL NET CASHLESS" EXERCISE PROCEDURE OR LIMIT THE EXTENT TO WHICH THE PROCEDURE MAY BE USED.


Dated:                , 2004
      ----------------                             -----------------------------
                                                   Option Holder's Signature


                                                   -----------------------------
                                                   Print Name


                                                   -----------------------------
                                                   Social Security Number

       THIS ELECTION FORM MUST BE PROPERLY COMPLETED, SIGNED AND RECEIVED
        BY ELLEN HURTT AT 301.294.5077 BY 5:00 P.M. EASTERN STANDARD TIME
                              ON FEBRUARY 4, 2004.